

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

<u>Via E-mail</u>
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

   Re: **BB&T Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 27, 2012
       File No. 001-10853

Dear Mr. King:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Suzanne Hayes
         Suzanne Hayes
         Assistant Director